Mail Stop 3561

January 28, 2009

Timothy H. Simons, Chief Executive Officer
Crownbutte Wind Power, Inc.
111 5th Avenue NE
Mandan, North Dakota 58554

     Re: **Crownbutte Wind Power, Inc.**
                Registration Statement on Form S-1
                Filed December 29, 2008
                File No. 333-156467

Dear Mr. Simons:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that Euromoney Institutional Investor PLC published an article dated August 29, 2008 citing your former Chief Financial Officer, Dan Gefroh, as stating that Crownbutte Wind Power will be "[g]oing public [sic] anytime." Further, the article cites your Chief Executive Officer, Timothy Simons as saying that "[p]roceeds from the IPO will be used to fund the planned $40 million, 20 MW Gascoyne I wind farm in southwestern North Dakota and at least two planned wind projects in Montana." Please provide us with your analysis as to whether these statements made by your representatives in this article constitute an offer of your securities.

2. Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

3. We note your statements throughout this document that the shares being registered for resale in this offering may be sold by the selling stockholders at prevailing market prices or at negotiated prices. However, there is no public trading market for your common stock. Your prospectus must therefore be revised to set a fixed price at which the selling stockholders will offer and sell their shares until your common stock becomes quoted on the Over-the-Counter Bulletin Board or listed on an exchange. See Schedule A, Item 16, of the Securities Act. Please make the appropriate revisions on the front of the registration statement, on the front cover page of the prospectus, and in the summary, plan of distribution, and any other applicable section.

4. Also, please indicate that you will need a market-maker to apply for the quotation of your common stock on the Over-the-Counter Bulletin Board, but there is no assurance that a market-maker will be obtained, and please disclose that you will file a post-effective amendment to reflect the change to a market price if your shares begin trading on a market or an exchange.

5. Please provide us with sources, appropriately marked and dated, for each factual statement you make throughout your document or characterize the statement as your belief and provide us with the basis for your belief. Also, please provide us with sources for all the statistical claims you make throughout your document as well. The following are only examples of the statements and statistics for which you need sources or a basis of belief:

    - "Based on spot prices for electricity over the past two years, our merchant parks would have received on average $0.05 per kWh." Our Business, page 1.

    - The spot price chart found on page 24 under Our Strategy.

    - "The project sites currently in development by us are located directly on some of the most ideal wind regimes in the country, with net capacity factors of up to forty-six percent (46%)." Description of Business, page 33.

    We also note that you reference several reports or articles by various entities throughout your filing, especially in your Industry Overview subsection. Please provide copies of these documents to us, appropriately marked and dated, to highlight the information relied upon and cross referenced to your prospectus. Further, please tell us whether these reports and articles are publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources. We may have further comments once we examine your response, your revisions, and the marked sources you provide us.

Inside Front and Outside Back Cover Pages of Prospectus

6. Please provide the dealer prospectus delivery obligation statement on either the inside front or outside back cover of your prospectus or tell us why it is not appropriate for you to do so. See Item 502(b) of Regulation S-K.

Summary, page 1

7. Please remove from the summary and elsewhere in the forepart of your document all defined terms. For example, please remove the second paragraph on page 1. The meanings of the terms you use in this part of your document should be clear from their context. If they are, you do not need the definitions. If they are not, you should revise the document using terms that are clear. See Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3 and 5.

Corporate Information and History, page 2

8. In this regard, we note your statement in the sixth paragraph on page 2 that "[o]n July 2, 2008, a wholly-owned subsidiary of the Company merged with and into Crownbutte ND, with Crownbutte ND surviving the merger, thereby becoming our wholly-owned subsidiary." For the sake of clarity, please identify the "Company" you refer to in this instance.

Risk Factors, page 4

9. Some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first full risk factor on page 4 and the first full risk factor on page 7. Also, please consider whether certain subsections or elements of a discussion within a risk factor are necessary or should be separated into multiple risk factors, such as the last risk factor on page 8 and the bullet points in the last risk factor on page 6, and whether certain risk factors can be revised or combined so they are not repetitive, such as the first full risk factor on page 6 and the last risk factor on page 8. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your response and your revisions.

Selling Stockholders, page 19

10. We note that you are registering for resale 7,718,000 million shares of common stock, including 1,100,000 shares that were sold by Crownbutte ND in a private placement completed in April 2008, 3,118,000 shares that were sold by you in a private placement completed in September 2008, and 2,500,000 shares that were issued upon the exercise of warrants issued to a placement agent in your private placement completed in September 2008. However, it appears that the 1,100,000 shares sold by Crownbutte ND and the 3,118,000 shares sold by you were part of a unit that

included one share of common stock and one warrant to purchase one share of common stock. If true, please disclose this in your Selling Stockholders section. Also, if true, please tell us whether the warrantholder has the right exercise the warrant to purchase the additional share of common stock within 60 days. If so, please revise your selling stockholder table as appropriate to include these shares as being beneficially owned by the selling stockholders.

11. Please disclose, by footnote or otherwise, in which private placement each of the selling stockholders in your table received his, her, or its shares.

12. We note your statement that of the 7,718,000 million shares of common stock being registered, 3,118,000 of those shares were sold by you in a private placement completed in September 2008. However, on page II-2 under your Recent Sales of Unregistered Transactions section you list numerous transactions taking place between July 2008 and September 2008 that appear to total 3,118,000 shares. Please revise your Selling Stockholders section to clearly indicate the date that each transaction took place rather than providing the aggregate number you currently provide.

13. We note your statement in the second paragraph on page 20 that "[t]he following table sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates (in a footnote)." However, none of your footnotes describe any material relationship. Therefore, please provide a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you, or your predecessor, and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction, or any predecessors of those persons. If there is no selling stockholder who held a position or office, or had any other material relationship with you or your predecessor, please state this in your document. See Item 507 of Regulation S-K.

14. Also, please provide copies of all agreements between you, or your predecessor, and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction, or any predecessors of those persons.

15. Please disclose the natural person or persons who exercise the sole or shared voting or dispositive powers with respect to the shares offered for resale by Phoenix Holdings and Reese Cole Partnership Ltd. See the Division of Corporation Finance's Compliance & Disclosure Interpretation 240.04 for Regulation S-K (July 3, 2008).

Determination of Offering Price, page 21

16. Please discuss the factors you considered in setting the fixed offering price for which your stockholders will sell their shares until those shares are listed on the Over-the-Counter Bulletin Board or quoted on an exchange. See Item 505 of Regulation S-K.

Market for Common Equity and Related Shareholder Matters, page 21

17. We note your statement that "[t]here is a limited trading history regarding our common stock, because it has never been actively traded." Please revise this statement to affirmatively state that there is no established public trading market for your common equity. See Item 201(a)(1)(i) of Regulation S-K.

Dividends, page 22

18. We note your statement that you have never paid nor declared any cash dividends on your equity securities. However, we note that on page F-18 under Note 8 to your Notes to Financial Statements for the periods December 31, 2007 and 2006 that you paid cash distributions to your members in the amount of $153,333. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of…, page 22

19. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent that past performance is indicative of future performance. In addition, please discuss in reasonable detail any economic or industry-wide factors relevant to your company, and any material opportunities, challenges, and risks in the short and long terms and the actions you are taking to address them. For example, please discuss how the recent tightening of the credit markets will affect your current and proposed operations, if at all, especially in light of the several types of financing you need in order to fund your projects. As another example, please discuss how the trend in oil prices will affect your current and proposed operations, if at all. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Overview, page 22

20. In the fourth paragraph in this section we note your statements that "…we may also target small development companies for acquisition" and "[w]e believe our ability to complete stalled projects that other developers have failed to bring to fruition is a core competency." Please discuss if you have identified any companies for acquisition and, if so, describe their line of business. Also, please discuss the basis for your

belief that your ability to complete stalled projects is a core competency since you have completed few projects to date.

Major Events and Material Transactions, page 23

21. We note on your website under the tab "Our Business" your statement "[b]y concentrating on the carrying capacities of the accessible transmission systems in relationship to excellent wind resource locations, two more projects have subsequently been planned, developed and sold." However, according to your discussion in the Major Events and Material Transactions subsection in your document, you have only developed and sold one project and sold the development rights to two other projects. Please revise or advise.

Our Strategy, page 24

22. We note that your description of the process involved with the development of a wind-park on page 24 differs from the descriptions found on page 34 and on your website under your "Project Development" link. Please revise or advise.

23. For the benefit of your readers, please define the term "off-taking."

24. We note in the last paragraph on page 24 your statement, "[o]ur current pipeline of projects includes 12 projects totaling 630 MW of potential capacity." Please revise this statement so that it clearly indicates your current MW capacity, if any. Please revise a similar statement found in the first paragraph on page 35 and any other similar statement in your filing.

Crownbutte Projects in Development, page 25

25. We note your list of projects currently under development. Please clarify in this section the projects you intend to develop and operate and those you intend to develop and then sell.

Project Finance, page 25

26. You state in the first paragraph that a "[f]ailure to secure the funding required for construction of wind parks is a significant risk to the success of this operating plan, and would mean that we would be relegated to being solely a green-field developer and not an owner-operator." Please discuss the reason or reasons that failing to secure the funding required for construction would relegate you solely to developing and not owning and operating wind parks. Also, please include under the appropriate sub-caption in your Risk Factor section that without the funding required for construction of wind parks you would be relegated to being solely a green-field developer and not an owner-operator and how this makes an investment in you risky or speculative.

27. We note your statement in the last paragraph on page 25 that you have entered into preliminary discussions with parties "interested in putting amounts of capital to work" that are sufficient to complete your projects. Please disclose why you believe the capital discussed would be sufficient. In this regard, please disclose the amount of capital you would require to complete your projects. Also, please disclose, if true, that you have no agreements with theses parties and there is no guarantee that any or all of the discussions will lead to final agreements and assured financing.

28. We note that your discussion is focused on the types of financing you will need in order to construct and operate wind parks. Please expand your discussion to discuss the amount of capital you need to maintain your current operations of developing and selling your wind parks, if any.

Financing upon commencement of commercial operations, page 26

29. In the ninth paragraph on page 26 you state that "[w]e will seek to maximize project profitability, improve project returns and reduce equity capital requirements by monetizing the value of these incentives through tax equity financing transactions." Please discuss how the use of tax equity financing will maximize project profitability, improve project returns, and reduce equity capital requirements.

Fiscal Year 2007 versus Fiscal Year 2006, page 28

30. In this subsection and in your Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007 subsection, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

   • On page 28, you state that your revenues for 2007 increased by 519% due to several major contracts entered into during the year ended December 31, 2007. Also, you state that the increase in revenue during this period resulted from your receipt of the bulk of the revenues relating to the Gascoyne I sale to Boreal and the receipt of the proceeds from the sale of development rights at Baker, MT to Montana-Dakota Utilities. Please revise this subsection to disclose all the underlying factors that contributed to your increase in revenues from 2006 to 2007 and quantify the effect of each factor on the overall change.

- Also on page 28, we note the significant increase in costs of revenues in dollars from 2006 to 2007 and the decrease in gross margin percentage for that same period. Please discuss the correlation, if any, of cost of revenues to revenues and discuss the causes for the dollar increase and reasons for the decrease in gross margin

- On page 29, you state that the operating expenses increased significantly from 2006 to 2007 as a direct result of new hires and associated, salaries, payroll taxes, and other costs, such as travel. Please discuss the underlying cause or causes of this increase in hiring and quantify the effect of salaries, payroll taxes, and other material associated costs on the change in operating expenses.

- On page 30, you state that the cost of revenues increased from the first nine months in 2007 to the same period in 2008 because you continued to increase your rate of development activities. Please disclose the development activities that caused your costs to rise during this period and quantify the effect of each factor on the change.

Operating Expenses, page 29

31. You state that "Crownbutte ND significantly enhanced its ability to develop new parks and position itself for its transformation from pure green-fielder to owner-operator of completed wind parks." Please provide the basis for your statement and why this is relevant to your discussion in this subsection.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended…, page 29

Revenues, page 30

32. We note your discussion regarding the "lumpiness," or inconsistency, of your revenues from the sale of brown-field sites. Please include in your Risk Factor section a sub-caption that describes the risk you face from the current inconsistency in your revenues and how this risk affects your operations.

Liquidity and Capital Resources, page 30

33. In this section, please discuss your ability to generate adequate amounts of cash to meet your needs for cash and indicate any balance sheet conditions or income or cash flow items that you believe may be indicators of your liquidity condition. Also, please discuss your liquidity generally on both a long and short term basis and describe and quantify any prior period-to-period changes in your liquidity. See Instruction 5 to Item 303(a) of Regulation S-K.

34. Please describe your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of these commitments and the

anticipated source of funds needed to fulfill these commitments. See Item 303(a)(2) of Regulation S-K.

35. In the second paragraph under this subheading you state that you expect completion of the Gascoyne I project by late summer 2009, but in your Description of Business section and elsewhere in your document, you state that you do not intend to start construction on this project until mid-2009. Please clarify when you expect to begin and complete construction of the Gascoyne I project.

Critical Accounting Policies, page 31

36. We note that your critical accounting policies simply repeat the information contained in Note 2 to your annual financial statements. We remind you that this disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in your Management's Discussion and Analysis of Financial Condition and Results of Operations section should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. See Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Description of Business, page 33

Regulation, page 46

37. We note on page 12 your need to obtain certain permits relative to the "siting, construction, operation and decommissioning of wind energy projects." Also, based on your disclosures on pages 24 and 25, it seems that a majority of your projects are at the stage where you are applying for local, state, or federal permits. Please discuss the material approvals you must obtain and the status of each approval within the government approval process. See Item 101(h)(4)(viii) of Regulation S-K.

Environmental Regulation, page 47

38. We note your discussion of various federal, state, and local environmental laws and more specifically the laws applicable in the State of New York. In light of the fact that you do not currently have any operations in the State of New York, please tell us why it is appropriate for you to review those laws in this subsection. If any state or local environmental laws exist in the states in which you develop and operate wind

parks, please discuss the impact that those laws and regulations have upon your capital expenditures, earnings, and competitive position. See Item 101(h)(4)(ix) of Regulation S-K.

Competition, page 48

39. Please discuss, if known, your competitive position within the industry. See Item 101(h)(4)(iv) of Regulation S-K.

Our Competitive Advantages, page 49

40. In the fourth paragraph on page 49, we note the discussion of your "strong relationships with key industry players." Please explain the nature of the relationships you maintain with these key industry players.

Directors, Executive Officers, Promoters and Control Persons, page 50

Background of Officers and Directors, page 50

41. You must disclose the business experience of all of your officers, directors, and key employees during the past five years without gaps or ambiguities, including each person's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. See Item 401(e)(1) of Regulation S-K. In this regard, you state that Timothy Simons founded Crownbutte ND in 1999, but was a public school teacher until 2002. Please disclose if five years ago Mr. Simons was devoting his full-time efforts to Crownbutte ND. If not, please disclose when Mr. Simons began full-time work at Crownbutte ND and disclose any other business experiences he had for the past five years. Also, please disclose Ryan Fegley's business experience from approximately January 2004 to December 2005.

Security Ownership of Certain Beneficial Owners and Management, page 51

42. In your table, you indicate that, as a group, your officers and directors beneficially own 18,582,164 shares of common stock. However, the individual disclosures of the shares they beneficially own equate only to 18,332,164 shares of common stock, as Timothy Simons owns 13 million shares, Ryan Fegley owns 5 million shares, and Manu Kalia owns 332,164 shares. Please revise or advise.

Executive Compensation, page 52

43. Please revise your Executive Compensation section to include information for your fiscal year 2008 which ended on December 31, 2008. See the Division of Corporation Finance's Compliance and Disclosure Interpretation 217.11 for Regulation S-K (July 3, 2008).

44. Please include a narrative description of any material factors necessary to an understanding of the information disclosed in this section. See Item 402(o) of Regulation S-K.

45. Please provide an Outstanding Equity Awards at Year-End table as of the end of your last completed fiscal year. See Item 402(p)(2) of Regulation S-K.

Plan of Distribution, page 53

46. In this section, please discuss or reference the "penny stock" restrictions on your shares.

47. We note your disclosure regarding short sales. Please be advised that short sales of ordinary shares "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time the sale is made and, prior to effectiveness, this would constitute a violation of Section 5. Please confirm your understanding. Also, please revise the disclosure accordingly. See the Division of Corporation Finance's Compliance and Disclosure Interpretation 239.10 for Regulation S-K (Nov. 26, 2008).

Description of Securities, page 55

Description of Common Stock, page 55

48. You state that all of the outstanding shares of common stock are fully paid and non-assessable. However, this is a legal determination that should be made by counsel. Therefore, please remove this sentence or attribute these statements to counsel and file counsel's consent to be named in this section.

Where You Can Find More Information, page 57

49. In the first sentence of this section, you state that you file periodic reports with us. Please revise this statement to indicate that you will be required to file periodic reports upon effectiveness of this registration statement.

Consolidated Financial Statements, page F-1

Crownbutte Wind Power, Inc. Financial Statements as of September 30, 2008, page F-2

50. Please apply the comments issued below on your financial statements as of December 31, 2008 to your interim financial statements, as applicable.

Note 1 – Organization and Description of Business, page F-5

51. We note your discussion of the July 2, 2008 reverse acquisition, both here and in Note 8 to your December 31, 2007 financial statements, and have the following comments:

- Please provide us with a detailed explanation of the ownership of ProMana Solutions' equity immediately prior to and immediately following the merger, including the impact of the Split-Off Agreement and the cancellation of any related shares. Please also explain why Note 6 indicates that as part of the merger you issued 1.48 million shares of common stock to the pre-merger ProMana shareholders, and reconcile this to your disclosure in Note 1 that the pre-merger ProMana shareholders surrendered their shares and warrants in accordance with the Split-Off Agreement.

- Please tell us whether this transaction was accounted for using purchase accounting or as a recapitalization. Your disclosure that you accounted for the transaction as a reverse acquisition under the purchase method of accounting and as such a recapitalization of the company is unclear. Please be advised that the use of purchase accounting is only appropriate if the merger qualifies as a business combination under SFAS 141, requiring you to adjust the accounting acquiree's net assets to fair value, and all disclosures required by SFAS 141 would need to be provided. However, given your disclosure that ProMana Solutions transferred its previous web-based business to certain of its shareholders contemporaneously with the merger, it appears that ProMana Solutions effectively may have been a shell company at the time that it merged with Crownbutte. In this situation, we believe the reverse acquisition should be accounted for as a recapitalization, as this is essentially a capital stock transaction, and the accounting acquiree's net assets should be recorded at book value. Please revise your disclosures to better explain how you accounted for this merger and your reasons for this accounting.

- Given the impact of the reverse acquisition on your capitalization, please provide us, and consider disclosing to your readers, an interim equity statement for 2008. We believe the most appropriate way to reflect this reverse acquisition is to retroactively restate the equity of Crownbutte prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 17 million common shares and 1 million warrants received by Crownbutte in the merger. We believe that the 1.48 million shares of common stock held by ProMana immediately prior to the merger should be reflected on a separate line item within the equity statement titled similar to "Shares effectively issued to former ProMana shareholders as part of the July 2, 2008 recapitalization," presented as though this were an issuance of stock on July 2, 2008. Changes in equity subsequent to the merger date, such as the September

2008 private placement and September 2008 exercise of stock warrants, should be presented in accordance with U.S. GAAP. See SAB Topic 4C and paragraph 54 of SFAS 128.

52. We note your statement that you effected a reverse stock split on July 31, 2008. Please provide an affirmative disclosure indicating, if true, that all share and per share amounts presented in your financial statements have been retroactively restated for this reverse stock split.

Note 6 – Stockholders' Equity, page F-8

53. We note your disclosures concerning stock-based compensation here and in Note 3. Since this appears to be the first period in which you incurred stock-based compensation, and given the significance of the related expense to your results, please provide all disclosures indicated by paragraph A240 of SFAS 123R to better explain your accounting to your readers. In expanding your disclosure, we believe it would be helpful to your readers in understanding this large expense if you distinguish between stock-based compensation granted to employees and stock-based compensation granted to non-employees. We also believe it provides useful information to clarify if any stock-based compensation was issued with exercise prices below fair market value on the date of issuance, which we assume is the case for stock warrants issued with an exercise price of $0.001, and to clarify the amount of compensation expense related to such below market issuances.

Note 10 – Project Development Costs, page F-10

54. We note you capitalized project development costs and interconnect application deposits during the year. Please address the following:

- Please disclose the types of costs you capitalize as product development costs and the types of costs you capitalize as property and equipment for your projects. We read in Note 10 that certain costs were capitalized as project development costs and certain costs were capitalized as property and equipment for the New England, ND project. Please tell us the discerning factors that cause the difference in classification.

- For the projects in which you have capitalized deferred development costs, please tell us whether you intend to sell the wind parks after development or if you intend to operate them. For wind parks that you plan to sell, please tell us if you have potential buyers or whether you are capitalizing these costs solely due to your assessment that the project is probable of being technically, commercially and financially viable.

- Please tell us why you classified cash payments for interconnect application deposits and cash invested in project developments costs as cash flows used in investing activities rather than cash used in operating activities. With reference to your accounting policies at the top of page F-6, this is particularly unclear for interconnect application deposits that are expensed. Your response should provide your analysis under SFAS 95.

Crownbutte Wind Power LLC Financial Statements as of December 31, 2007, F-11

Statements of Operations, page F-13

55. Based on your description of business, it appears that you earn revenues from the sale of wind parks and from consulting services to parties that purchase the wind park. Please separately present revenues from sales of wind parks, revenues from services and other revenues, if applicable. See Rule 5-03 of Regulation S-X.

56. We note on page 29 that there was a cancellation of debt in 2006 that resulted in $43,784 of other income related to an agreement with three credit card lenders and one bank to pay old debts at a reduced rate. We have the following comments:

- Please tell us the terms of both the original debt agreements and the modified agreement allowing you to pay old debts at a reduced rate.

- Please explain to us why the cancellation occurred, clarify whether you provided any consideration to these lenders in exchange for the cancellation and tell us the accounting literature you relied upon in determining it was appropriate to recognize a gain.

- If you continue to present financial statements for 2006, please address this transaction and your accounting in a footnote to your financial statements and tell us where this cancellation is presented in your statement of cash flows.

57. We note on page 29 that you recognized $9,203 as other income in 2007 from the refund of the unused portion of a transmission study deposit made to Midwest Independent Systems Operator (MISO) during 2003. Please confirm to us that you received cash payments for the full amount of this refund during 2007, or tell us how you determined it was appropriate to recognize income prior to the receipt of this refund. Also, please tell us how you recorded the original deposit payment for the transmission study in 2003, such as whether this deposit payment was capitalized or expensed and the specific line item on your financial statements that included this deposit payment, as well as any subsequent journal entries made for this transaction.

58. For each period in which a statement of operations is presented, please supplementally provide us with a break-out of your contracting revenues line item by type of revenue and by project. Please ensure that this schedule includes and reconciles the projects listed on page 23 and the amounts disclosed in your

Management's Discussion and Analysis of Financial Condition and Results of Operations section. Additionally, please address the following:

- It appears that you recorded $400,000 of the total $473,000 selling price for Baker, MT during 2007 and that you recorded the residual $73,000 during 2008. Please tell us why the selling price was bifurcated and recorded over a two year period, particularly in light of your statement elsewhere in this filing that you sold the development rights to this wind park in 2007. Please also tell us the basis for how the amount was divided, and if applicable how you determined your methodology complied with SOP 81-1.

- It appears that you recorded $200,000 of revenues during 2008 for the amounts received from Westmoreland for the Gascoyne II, ND project. Please tell us your basis for recognizing revenue, including the services that were performed or the assets that were sold. Additionally, we note on page F-10 that this project is a joint venture agreement in which you are the managing party. Please tell us how you are accounting for this joint venture, including your consolidation policy.

- We note on page F-10 that you recognized $75,000 and $250,000 as revenues in 2006 and 2007, respectively, for the Gascoyne, ND project. We further note that revenues were for services rendered to the other party. Based on page 23, it appears that this project was sold in 2006 and subsequently re-acquired in 2008 for the same amount of $325,000. Please tell us the significant terms of the original and subsequent agreement and tell us in detail how you accounted for these transactions and your basis in GAAP for your accounting. Please include journal entries by year and the basis for the bifurcation of revenues between 2006 and 2007, including if applicable how you determined your methodology complied with SOP 81-1. Additionally, please tell us who the "other party" represents and tell us the types of services that were rendered.

59. We note your presentation of pro forma income tax expense as if you had been taxed as a C corporation on page F-17. Please present this pro forma income tax expense and the related pro forma earnings per share data on the face of your income statements for the latest year and interim period presented. Please consider presenting this pro forma information for all other periods, as we believe it provides valuable comparative data to your readers.

Notes to Financial Statements, page F-16

Note 2 – Summary of Significant Accounting Policies, page F-16

60. Please disclose the types of costs that you include in cost of revenues and the types of costs you include in the general and administrative expense line items. Based on page 30 of your Management's Discussion and Analysis of Financial Condition and Results of Operations section, it appears that meteorological consulting, outsources

tower contractors and depreciation on green-fielding equipment are classified as general and administrative expenses. Please tell us why you believe these costs are general and administrative in nature versus a cost of revenues.

61. We note you have not provided an equity footnote or earnings per share data. Given the reverse merger occurring in 2008 and its impact on your capitalization, we believe your stockholders' equity and related historical earnings per share should be retroactively restated for all periods presented in a manner similar to a stock split as indicated in our comment above on your interim financial statements. Please revise to provide the disclosures required by SFAS 128, SFAS 129 and Article 5-02(30) of Regulation S-X.

62. We note disclosures elsewhere in your filing concerning your portfolio of projects under development. We assume from these disclosures and from the detail of property and equipment presented in Note 3 that you did not own any of the land related to these projects at December 31, 2007 or 2006. Please include footnote disclosure describing the significant terms of your easement, lease or other agreements for this land, including clarifying under what circumstances you are obligated to make payments for the use of this land, how the amount of payment is determined, the length of any agreements and whether you made any such payments during the periods covered by your financial statements. If so, please disclose the amount and how you accounted for these costs. If not, please tell us when you anticipate payments will begin and whether the costs incurred will be expensed or capitalized, and consider clarifying this to your readers. Finally, in the event you obtain an easement for a project which is later determined not to be viable and is subsequently terminated or where no revenues are generated, please explain your obligation to make payments and your accounting for any such payments.

Revenue Recognition, page F-16

63. Please expand your revenue recognition policy regarding revenue of custom-designed contract sales under the percentage-of-completion method. In doing so, please better describe the types of contracts that you account for under the percentage-of-completion method, and ensure that you provide all applicable disclosures as indicated by Appendix C of SOP 81-1. Please also explain to your readers in more detail how these contracts differ from the sale of products and services that you recognize under SAB 104. Your response should provide us with examples of the significant terms of representative contracts accounted for under percentage-of-completion and under SAB 104 and highlight the differences to help us better understand the circumstances under which you apply each method of accounting.

Part II – Information Not Required in Prospectus, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

64. We note that the amount you provide for the total expenses of this offering in your table does not equate to the sum of the individual entries. Please revise your table to provide a reasonably itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered. In this regard, insofar as practicable, please itemize separately any and all applicable registration fees, federal taxes, state taxes and fees, trustees' and transfer agents' fees, costs of printing and engraving and legal, accounting and engineering fees. See Instruction to Item 511 of Regulation S-K. Also, please describe in greater detail the "Miscellaneous Fees and Expenses."

65. We note your statements on the cover page and page 2 of the prospectus that you will bear all expenses of registration incurred in connection with this offering. However, because the securities to be registered in this offering are to be offered for the account of your selling stockholders, please reiterate in this section, if true, that the selling stockholders will not responsible for any of the expenses of this offering. See Item 511 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

Shares Issued in Connection with the Merger, page II-2

66. Please state briefly the facts you relied upon in each sale of unregistered securities you discuss in this section. See Item 701 of Regulation S-K.

Item 16. Exhibits, page II-3

67. We note that you have not filed most of your exhibits in connection with the document. As all exhibits are subject to our review, please file all exhibits as soon as possible so that we may have to time to review them before you request that your registration statement become effective. Please note that we may have comments on the exhibits once they are filed.

68. Also, please do not file your exhibits at the end and as part of your document, as you have done with Exhibits 5.1 and 23.2. Instead, please file all exhibits independently of your registration statement under the appropriate exhibit number as required by Item 601(a)(1) of Regulation S-K.

69. We note that you discuss several documents in your disclosure that are not included on your exhibit list but that you may be required to file under Item 601(b) of Regulation S-K. In this regard, we note the following as examples only and not an exhaustive list of documents that you may be required to file as exhibits:

- As described on page 23 under the heading, Major Events and Material Transactions, you reference several agreements for the sale and purchase of property, projects and services. Also, in this subsection, you reference several joint ventures agreements.

- On page 32 under the heading, Deferred Financing Costs, you reference a December 31, 2007 financing agreement between you and Strasbourger Pearson Tulcin Wolff, Inc.

- On page 52 under the heading, Employment Agreements with Executive Officers, you reference employment agreements between you and Manu Kalia and Ryan Fegley.

- On page 52 under the heading, Certain Relationships and Related Transactions, you reference a Memorandum of Understanding between you and Manu Kalia.

Please tell us why you do not need to file these agreements as exhibits or include them, and any other material document required to be filed, as exhibits to your registration statement. See Item 601(b) of Regulation S-K.

70. Please file as an exhibit a form of your stock certificate and any other instrument that sets forth the rights of shareholders. See Item 601(b)(4) of Regulation S-K.

Signatures, page II-5

71. Please revise the signature page to include the conforming signatures for the officers and directors required to sign the document. See Instructions for Signatures section of Form S-1.

Exhibit 5.1

72. We note counsel's statement in its opinion that "as to certain matters of fact that are material to our opinion, we have also relied on statements of an officer of the Company." Please have counsel revise its opinion to include the officer and the material matters of fact upon which counsel relied for its opinion or remove this statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have

Timothy H. Simons
Crownbutte Wind Power, Inc.
January 28, 2009
Page 20

questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3720 with any other questions.


Sincerely,

H. Christopher Owings
Assistant Director


cc: Adam S. Gottbetter, Esq.
         Gottbetter & Partners, LLP
         Via Facsimile